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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ULTIMATE ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

903849107

(CUSIP Number)

Mark J. Wattles
7945 W. Sahara #205
Las Vegas, Nevada 89117
(503) 570-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 903849107

1.	Name of Reporting Person: Mark J. Wattles		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,467,000

		8.	Shared Voting Power: 11,411,134

		9.	Sole Dispositive Power: 1,467,000

		10.	Shared Dispositive Power: 8,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,878,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 54.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 903849107

1.	Name of Reporting Person: Mark Wattles Enterprises, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 11,411,134

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 8,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,411,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.9%

14.	Type of Reporting Person (See Instructions): OO

INTRODUCTION

      This Amendment No. 3 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 14, 2004 by Mr. Mark J. Wattles, as heretofore amended. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1.	Security and Issuer

      The class of securities to which this Statement relates is the common stock, par value $.01 per share (“Common Stock”), of Ultimate Electronics, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 321 W. 84th Avenue, Suite A, Thornton, Colorado 80260.

Item 2.	Identity and Background.

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Response unchanged.

Item 4.	Purpose of Transaction.

Item 4 of this Statement is hereby supplemented as follows:

      On April 9, 2005, the Company filed a motion (the “Motion”) with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in connection with the Company’s reorganization under Chapter 11 of the Bankruptcy Code. The Motion requested approval by the Bankruptcy Court of a plan to conduct four separate public auctions to sell all or substantially all of the assets of the Company, including an auction scheduled to be held beginning on April 15, 2005 (the “Auction”). In addition, the Motion set forth the terms, conditions and schedule pursuant to which bidders may submit bids that will be considered in the Auction. Completed bids, including forms of asset purchase agreements executed by the bidders, were due to be submitted no later than 12:00 noon, Eastern Time, on April 13, 2005 (the “Bid Deadline”) in order to be eligible to participate in the Auction.

      During the past several days, Mr. Wattles has been engaged in discussions with the official committee of unsecured creditors appointed by the United States Trustee pursuant to Section 11.02 of the Bankruptcy Code (the “Committee”) and its representatives regarding the possible submission by an entity controlled by Mr. Wattles of a bid to purchase certain assets of the Company in connection with the Auction. The discussions between Mr. Wattles and the Committee are ongoing, and because these discussions have not reached a conclusion, Mr. Wattles elected not to submit a bid prior to the Bid Deadline. Mr. Wattles has advised the

Company that he is willing to continue discussions with the Committee and its representatives, and that he may submit a bid prior to the commencement of the Auction if he is able to reach an understanding with the Committee that it intends to support such a bid. If Mr. Wattles does not reach agreement with the Committee by the commencement of the Auction, he may elect not to participate in the Auction.

      If Mr. Wattles elects to submit a bid in connection with the Auction, he expects that such bid would likely provide for (i) the purchase by an entity controlled by Mr. Wattles of all or substantially all of the inventory of certain of the Company’s retail locations pursuant to Section 363 of the Bankruptcy Code, (ii) assumption of certain leases and other contracts associated with such retail locations and (iii) assumption of certain other contracts and executory obligations of the Company. The purchase price to be provided for in any bid submitted by Mr. Wattles may include a payment in cash and assumption of certain obligations, as well as other consideration, which may consist of promissory notes or debt or equity securities issued by an entity controlled by Mr. Wattles. It is expected that any bid submitted by Mr. Wattles would be conditioned on the release by the Company as debtor-in-possession and its bankruptcy estate of all claims against him and his affiliates and representatives arising in connection with the Company’s reorganization under Chapter 11. There can be no assurance that the Company or the Bankruptcy Court would be willing to entertain a bid submitted by Mr. Wattles after the Bid Deadline. In addition, the consummation of any transaction contemplated by any bid submitted by Mr. Wattles would be subject to, among other things, selection of an entity controlled by Mr. Wattles as the winning bidder in the Auction and approval by the Bankruptcy Court of the terms and conditions of the sale transaction.

      In determining whether to submit a bid in connection with the Auction, Mr. Wattles expects to continue discussions with the Committee and its representatives regarding a variety of matters and may consider and review various factors, including the willingness of the Committee to support such a bid, the Company’s financial condition, business and prospects, the status and progress of the Company’s bankruptcy proceedings, actions taken by the Company’s lenders, developments in the industry in which the Company is engaged and general economic, monetary and market conditions.

Item 5.	Interest in Securities of the Company.

Response unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Response unchanged.

Item 7.	Material to Be Filed as Exhibits.

None.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2005

MARK WATTLES ENTERPRISES, LLC
By:	/s/ MARK J. WATTLES
Name:	Mark J. Wattles
Title:	President

/s/ MARK J. WATTLES
Mark J. Wattles